LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

January 22, 2007

Mr. Todd Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Bancorp, Inc., Registration Statement on Form S-1

File No. 333-139157

Dear Mr. Schiffman:

We are in receipt of your letter dated December 29, 2006 providing comments on the referenced filing for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

Summary

ESSA Bank & Trust, page 1

1.	Revise the first paragraph to disclose the total equity at September 30, 2006

The Prospectus has been revised in the “Summary” and “Business of ESSA Bank & Trust” sections to include the Company’s total equity at September 30, 2006.

Business Strategy, page 2

2.	Revise the penultimate bullet on page 3 (“Expanding our banking franchise…”) to indicate whether or not you have any plans, arrangements or understandings to make any acquisitions. In addition, for the branch opening in 2007, indicate the total estimated cost, amounts already expensed and the anticipated source of the funding.

The Prospectus has been revised in the “Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ESSA Bancorp, Inc.-Business

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

Strategy” sections to disclose that the Company does not have any plans, arrangements or understandings to make any acquisitions, and to state the costs and funding associated with the new branch office.

After-Market Stock Price Performance…, page 7

3.	Revise the first full paragraph on page 8 to briefly discuss what the analysis yielded, e.g., that the valuation was consistent with the comparables.

The Prospectus has been revised in the “Summary-After-Market Stock Price Performance Provided by Independent Appraiser” in response to the Staff’s comments.

Benefits to Management and Potential…, page 12

4.	Noting the statement that you reserve the right to make open market purchases to fund the ESOP, revise to provide the circumstances that might give rise to open market purchases.

The Prospectus has been revised in the “Summary-Benefits to Management and Potential Dilution to Stockholders Following the Conversion” in response to the Staff’s comment to remove the reference to open market purchases on behalf of the ESOP.

5.	Revise to also briefly discuss the other benefits to management and directors resulting from the transaction, i.e., those benefits disclosed on pages 95-102. In this regard, benefits such as new employment agreements, change in control agreements, supplemental retirement plans should be disclosed and the benefits quantified.

The Prospectus has been revised in the “Summary-Benefits to Management and Potential Dilution to Stockholders Following the Conversion” in response to the Staff’s comment. We note that while the employment agreements and change in control agreements will be entered pursuant to the plan of conversion, the Deferred Benefit Pension Plan, the 401(k) Plan and the Supplemental Retirement Plan are existing arrangements that predate the plan of conversion.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

The Contribution of Shares to the Charitable Foundation…, page 22

6.	Revise to disclose the net income for the last full fiscal year. In addition, if a loss is expected for fiscal 2007 as a result of the charitable expenses and the expenses associated with the stock option and retention and recognition plans, add a risk factor disclosing such anticipated result.

The Prospectus has been revised in the “Risk Factors-The Contribution of Shares to the Charitable Foundation Will Dilute Your Ownership Interests and May Cause a Net Loss in Fiscal 2007” to disclose that we anticipate a net loss in the fiscal year ending September 30, 2007, due, in part, to the contribution of common stock to the charitable foundation. The Prospectus also has been revised to include a new risk factor entitled “Our Contribution to the Charitable Foundation Combined with the Costs of Our Stock-Based Benefit Plans May Result in a Net Loss in Fiscal 2007.”

Our Stock Based Benefit Plans…, page 22

7.	Revise to add a new first paragraph and disclose therein the anticipated annual expense or range of expense resulting from all three benefit plans discussed herein.

Additional disclosure is not required in response to this comment pursuant to a discussion with the Staff.

The Implementation of Stock-Based…, page 24

8.	Revise to clarify whether you are referring to both the retention and option plans. In this regard, we note the captions speaks to plural plans yet the first sentence uses a singular tense.

The Prospectus has been revised in the “Risk Factors-The Implementation of Stock-Based Incentive Plans Will Dilute Your Ownership Interest” to clarify the disclosure refers to both the retention plan and option plan.

Other Risks

9.	Revise to add a risk factor for the increasing leverage of the company. In this regard, we note that capital as a percentage of assets has been decreasing for the last five years. In addition, disclose the effect the offering (at the midpoint) would have on the leverage of the company based on your anticipated use of proceeds.

The Prospectus has been revised to include a new risk factor entitled “Our Leverage May Continue to Increase.”

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

10.	Add a risk factor addressing liquidity noting that Ryan Beck intends to make a market but does not guarantee such action and no assurance can be given that a liquid market will develop for the common stock.

The Prospectus has been revised to include a new risk factor entitled “ESSA Bancorp, Inc. has Never Issued Common Stock and There is No Guarantee That a Liquid Market Will Develop.”

Comparison of Valuation and Pro Forma…, page 40

11.	With a view towards revised disclosure, supplementally provide the staff with a reconciliation of the first 2 amounts presented, $93,500 and $112,625. In this regard, start with the $112,625 estimated stock offering amount and subtract foundation deductions by category to arrive at the $93,500. Similarly, provide the same analysis for the pro forma stockholders equity numbers, $138,760 and $155,248.

The Staff is supplementally advised that RP Financial’s estimate of ESSA Bancorp’s pro forma valuation without the foundation was based on the resulting pro forma pricing ratios, such that there was comparability in the pro forma price/earnings and price/book ratios with and without the foundation. At the midpoint of the valuation range, RP Financial estimated that ESSA Bancorp’s pro forma valuation without a foundation was equal to $132.5 million compared to $117.7 million with a foundation. Under each valuation scenario, the resulting valuation range is calculated such that the minimum of the valuation range is equal to 85% of the midpoint value, the maximum of the valuation range is equal to 115% of the midpoint value and the valuation range at the maximum, as adjusted is equal to 115% of the maximum of the valuation range. The estimated midpoint value without the foundation is not derived through a reconciliation for the foundation (i.e., the $14.8 million difference between the with and without foundation pro valuations at the midpoint value is not based on a reconciliation of the foundation contributions equal to a $7.7 million stock contribution and a $1.1 million cash contribution), rather the “without foundation” valuation (like the pro forma appraisal report for the offering) was determined on a stand-alone basis through applying pro forma pricing analysis.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

Loan Approval Procedures and Authority, page 65

12.	Revise to name by titles or otherwise identify those members of the Management and Director Loan committees.

The Prospectus has been revised in the “Business of ESSA Bank & Trust-Lending Activities-Loan Approval Procedures and Authority” section in response to the Staff’s comment.

Supplemental Retirement Plan, page 99

13.	Revise to include a table similar to the one presented above for the regular pension plan.

The Staff is supplementally advised that the Supplemental Retirement Plan (“SRP”) payments are based on each of the four individual’s final compensation determined over a 10-year period prior to their retirement. This formula is different from the pension plan, which is a broad-based plan including all employees, thereby making it appropriate to show projected future liabilities over a wide range of compensation in tabular form. The SRP expense does not lend itself to be presented in tabular form; rather, the Company has revised the Prospectus to disclose the estimated liabilities of the SRP over five-year intervals.

Community Offering, page 113

14.	Revise to indicate whom will conduct the community offering and what, if any, compensation will be paid in addition to the 1% sales fee paid to RBCO. In addition, advise the staff how the offering will be made known to the community.

The Prospectus has been revised in “The Conversion—Community Offering” section in response to the Staff’s comments. The Staff is supplementally advised that a community offering would be initiated via advertisement in local newspapers. In addition, the Company would consider issuing a press release and/or holding meetings in the local community in the event of a community offering.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

Syndicated Community Offering, page 114

15.	Revise to indicate if any compensation will be paid in addition to the 1% sales fee paid to RBCO.

The Prospectus has been revised in “The Conversion—Syndicated Community Offering” section in response to the Staff’s comments.

16.	Noting the disclosures in the last paragraph of this section, revise to add a risk factor with a caption similar to, “We may take other actions to meet the minimum required sales of shares if we cannot find enough purchasers in the community” and include the narrative from the last paragraph of this section. In addition, indicate that a post-effective amendment will be filed to explain the other actions that are taken to meet the minimum.

The Prospectus has been revised to include a new risk factor entitled “We May Take Other Actions to Meet the Minimum Required Sales of Shares if We Cannot Find Enough Purchasers in The Community” in response to the Staff’s comment.

Material Income Tax Consequences, page 124

17.	Revise to either delete the last paragraph on page 125 or revise to indicate the summary of the opinion on state taxes and file the opinion as an exhibit.

The Prospectus has been revised to delete the last sentence of “The Conversion-Material Income Tax Consequences.”

Structure of the Charitable Foundation, page 127

18.	Revise to disclose whether or not Bank or Company employees who work on foundation matters or are employed by the foundation will receive salaries or other benefits in addition to those received from the Bank and Company. If so, disclose how the pay and benefits will be determined.

The Prospectus has been revised in the “ESSA Bank & Trust Foundation-Structure of the Charitable Foundation” section in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

Restrictions on Acquisition of ESSA…, page 130

19.	Noting the restrictions presented, revise the Summary or add a risk factor and disclose therein the material restrictions discussed herein.

The Prospectus has been revised to expand the risk factor entitled “The Corporate Governance Provisions in our Articles of Incorporation and Bylaws and the Corporate Governance Provisions Under Pennsylvania Law May Prevent or Impede the Holders of Our Common Stock From Obtaining Representation on Our Board of Directors” to include the effects of certain provisions of our articles of incorporation and bylaws on the potential acquisition of the Company.

Experts, page 138

20.	We note that Beard Miller Company reported on your financial statements for the fiscal year ended September 30, 2004 and S.R. Snodgrass reported on your financial statements for the fiscal years ended September 30, 2005 and 2006. Based on the October 24, 2004 audit report date for Beard Miller Company’s report it appears that the change in accountants occurred during your two most recent fiscal years. Please provide all of the disclosure required by Item 304 of Regulation S-K, including filing as Exhibit 16 a letter from Beard Miller Company stating whether it agrees with your disclosure made in response to Item 304(a) of Regulation S-K. Refer to Item 11(i) of Form S-1.

The Prospectus has been revised in the “Experts” section in response to the Staff’s comment. The Form S-1 has been revised to include as Exhibit 16 a letter from BMC LLP stating that it agrees with the Company’s disclosure made in response to Item 304(a) of Regulation S-K.

Where you can find…, page 138

21.	With regard to the last paragraph on page 139, revise to indicate registration under 12(g), not 12(b).

As The NASDAQ Stock Market is a national securities exchange, the Company’s NASDAQ-listed Securities are registered under Section 12(b) of the Securities Exchange Act of 1939.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

January 22, 2007

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

22.	We note that you have recognized gains on sales of loans during your two most recent fiscal years. Please revise to disclose the following regarding your loan sales:

•	your related accounting policies;

•	the types of loans you typically sell;

•	when the decision to sell is typically made for these loans, such as when originated or after certain events or circumstances occur; and

•	the nature of any continuing involvement in the sold loans.

Note 1 to the Financial Statements has been revised in response to the Staff’s comment.

Exhibits 10.6 through 10.9

23.	Revise to add the Exhibit 1 referred to in paragraph IV, A of each agreement and refile as exhibits.

The Company has refiled Exhibits 10.6 through 10.9 in response to the Staff’s comment.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc P. Levy
Marc P. Levy

cc:	Gary S. Olson
John Spitz
Joyce Sweeney
Michael R. Clampitt
John J. Gorman, Esq.